

April 30, 2014

Via E-mail
Matthew M. Klein
Chief Financial Officer
Vectrus, Inc.
655 Space Center Drive
Colorado Springs, CO 80915

      Re: Vectrus, Inc.
                  Amendment No. 1 to Form 10-12B
                  Filed March 10, 2014
                  File No. 001-36341

Dear Mr. Klein:

We have reviewed your amendment and your letter dated April 15, 2014, and we have the following comments.

Form 10

General

1. We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated April 15, 2014. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgements by a member of management in your next response letter.

Exhibits

2. We note your response to comment 2 of our letter dated April 4, 2014 that you do not believe the company's business is "substantially dependent" upon any of the three contracts which, in the aggregate, accounted for 67% of your revenue for the year ended December 31, 2013. In support of this position, you state that the revenues can fluctuate on a yearly basis because of how the contracts are awarded and funded. Please supplement your response by advising what portion of your revenue each of these contracts accounted for individually in 2013, and provide a more specific analysis of how the actual fluctuations in each contract's revenue over time support your position.

3. We note your statements that your contracts are competitively bid, routinely awarded for a term, and are terminable by the U.S. government. It is not clear why the

presence of these terms, which appear to be common to many government contracts, preclude you from being "substantially dependent" on the contracts. Please advise.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Arjun Koshal
    Simpson Thacher & Bartlett LLP